SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        PRICE COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741437305
                                 --------------
                                 (CUSIP Number)

                                    Copy to:

Mr. Edward Grinacoff
21st Century Communications                       Morrison Cohen Singer &
  Partners, L.P.                                    Weinstein, LLP
767 Fifth Avenue, 45th Floor                      750 Lexington Avenue
New York, New York 10153                          New York, New York 10022
Telephone (212) 754-8100                          Telephone (212) 735-8600

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 October 6, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                  - 1 of 30 -

CUSIP
No.   741437305                                         13D
================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                   21st Century Communications Partners, L.P.
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                  247,480 shares                        4.5%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     117,520 shares                        2.1%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                      247,480 shares                        4.5%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                     117,520 shares                         2.1%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                 365,520 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)             6.6%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 2 of 30 -

CUSIP
No.   741437305                        13D
================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                 21st Century Communications T-E Partners, L.P.
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                  84,202 shares                         1.5%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                    280,798 shares                         5.1%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                      84,202 shares                         1.5%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                     280,798 shares                         5.1%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                 365,000 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)             6.6%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 3 of 30 -

CUSIP
No.   741437305                                         13D
================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
               21st Century Communications Foreign Partners, L.P.
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                   33,318 shares                         .6%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     331,682 shares                        6.0%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                       33,318 shares                         .6%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                     331,682 shares                         6.0%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                 365,000 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)             6.6%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 4 of 30 -

CUSIP
No. 741437305                          13D

================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                           Sandler Capital Management
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                          New York
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                  273,760 shares                        4.9%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     365,000 shares                        6.6%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                      273,760 shares                        4.9%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                      365,000 shares                        6.6%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                  638,760 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)            11.5%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 5 of 30 -

CUSIP
No. 741437305                          13D

================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                               Michael J. Marocco
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                  0 shares                                0%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     818,760 shares                       14.8%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                      0 shares                                0%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                      818,760 shares                       14.8%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                  818,760 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)            14.8%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 6 of 30 -

CUSIP
No. 741437305                          13D
================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                 John Kornreich
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                  0 shares                                0%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     818,760 shares                       14.8%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                      0 shares                                0%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                      818,760 shares                       14.8%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                  818,760 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)            14.8%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 7 of 30 -

CUSIP
No. 741437305                          13D

================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                 Harvey Sandler
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                   56,000 shares                        1.0%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     825,760 shares                       14.9%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                       56,000 shares                        1.0%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                      825,760 shares                       14.9%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                  881,760 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)            15.9%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 8 of 30 -

CUSIP
No. 741437305                          13D

================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                 Andrew Sandler
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                  0 shares                                0%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     818,760 shares                       14.8%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                      0 shares                                0%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                      818,760 shares                       14.8%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                  818,760 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)            14.8%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 9 of 30 -

CUSIP
No. 741437305                          13D

================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                Barry Rubenstein
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                  0 shares                                0%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     365,000 shares                        6.6%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                      0 shares                                0%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                      365,000 shares                        6.6%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                  365,000 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)             6.6%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 10 of 30 -

CUSIP
No.  741437305                                          13D

================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                 Barry Fingerhut
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                 0 shares                                0%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                    365,000 shares                         6.6%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                     0 shares                                 0%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                     365,000 shares                         6.6%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                 365,000 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)             6.6%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 11 of 30 -

CUSIP
No. 741437305                          13D
================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                  Irwin Lieber
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                 0 shares                                0%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                    365,000 shares                         6.6%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                     0 shares                                 0%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                     365,000 shares                         6.6%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                 365,000 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)             6.6%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                  - 12 of 30 -

CUSIP
No. 741437305                          13D
================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                 Phyllis Sandler
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*              (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            [_]
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                   7,000 shares                          .1%
                  --------------------------------------------------------------
      Number of       8       Shared Voting Power
       Shares                     56,000 shares                         1.0%
    Beneficially  --------------------------------------------------------------
      Owned By        9       Sole Dispositive Power
        Each                       7,000 shares                          .1%
      Reporting   --------------------------------------------------------------
       Person         10      Shared Dispositive Power
        With                      56,000 shares                         1.0%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                  63,000 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11)
         excludes Certain Shares*                                            [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)             1.1%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                  - 13 of 30 -

      This statement, dated October 6, 1997, relates to the reporting persons' acquisition of shares of common stock of Price Communications Corporation (the "Issuer").

ITEM  1.    Security and Issuer.

            (a) Common Stock, $0.01 par value per share (the "Common Stock") (CUSIP No. 741437305).

            (b) Warrant (the "Warrant"), expiring on August 1, 2007, entitling the holder thereof to purchase one share of Common Stock at $0.01 per share, exercisable as of the earlier to occur of (i) the consummation of the acquisition of Palmer Wireless, Inc. and (ii) the occurrence of a change of control.

            (c) Price Communications Corporation 45 Rockefeller Plaza New York, New York 10020


ITEM 2.     Identity and Background

      The reporting persons include, among others, Sandler Capital Management, a registered investment adviser and a New York general partnership ("SCM"), and Harvey Sandler, John Kornreich, Michael Marocco and Andrew Sandler, (each, an "Individual", and collectively, the "Individuals"). SCM shares are held through 21st Century Communications Partners, L.P. ("21st Century"), 21st Century Communications T-E Partners, L.P. ("T-E") and 21st Century Communications Foreign Partners, L.P. ("Foreign"), each of which is a Delaware limited partnership (collectively, the "Partnerships"). Sandler Investment Partners ("SIP") and Infomedia Associates, Ltd. ("Infomedia") are general partners of each of the Partnerships. SCM is the general partner of SIP. Barry Rubenstein, Irwin Lieber and Barry Fingerhut are the shareholders, officers and directors of Infomedia. SCM also holds securities on behalf of certain managed accounts with respect to which SCM exercises investment and voting discretion. Each Individual, through a Delaware or New York corporation that is controlled by such Individual and that serves as a general partner of SCM, may be deemed to be a beneficial owner of the securities held by the Partnerships and such managed accounts. Sandler Associates, a New York limited partnership, owns 130,000 shares of Common Stock. Each Individual is a general partner of Sandler Associates.

      1.

            (a) 21st Century Communications Partners, L.P., a limited partnership organized under the laws of the State of Delaware.

            (b)   Address:


                                  - 14 of 30 -

                  767 Fifth Avenue, 45th Floor
                  New York, New York 10153

            (c)   Principal Occupation: Investments.

            (d)   No.

            (e)   No.

                        SIP and Infomedia are the general partners of 21st Century. The limited partners of 21st Century include certain other investors.

      2.    (a)   21st Century Communications T-E Partners, L.P., a limited
partnership organized under the laws of the State of Delaware.

            (b)   Address: 767 Fifth Avenue, 45th Floor New York, New York 10153

            (c)   Principal Occupation: Investments.

            (d)   No.

            (e)   No.

                  SIP and Infomedia are the general partners of T-E. The limited partners of T-E include certain other investors.

      3.    (a)   21st Century Communications Foreign Partners, L.P., a limited partnership organized under the laws of the State of Delaware.

            (b)   Address:

                        c/o Fiduciary Trust (Cayman) Limited
                        P.O. Box 1062 Grand
                        Cayman, B.W.I.

            (c)   Principal Occupation: Investments.

            (d)   No.

            (e)   No.


                                  - 15 of 30 -

                  SIP, 21st Century Management and Infomedia are the general partners of Foreign. The limited partners of Foreign include certain other investors.

      4.    (a)   Sandler Capital Management, a registered investment adviser and a general partnership organized under the laws of the State of New York.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153

            (c)   Principal Occupation: Investments.

            (d)   No.

            (e)   No.

                  Harvey Sandler, John Kornreich and Andrew Sandler each control a Delaware corporation and Michael Marocco controls a New York corporation. Each of these corporations is a the general partner of SCM. SCM is the general partner of SIP, which is a general partner of each of 21st Century, T-E and Foreign.

      5.    (a)   Michael J. Marocco, is the sole shareholder of MJDM Corp.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153

            (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship: United States.

                  MJDM Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.


      6.    (a)   John Kornreich is the majority shareholder of Four JK Corp.

            (b)   Address:


                                  - 16 of 30 -

                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153

            (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship: United States.

                  Four JK Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      7.    (a)   Harvey Sandler is the sole shareholder of ARH Corp.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153

            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship: United States.

                  ARH Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign. Harvey Sandler is the husband of Phyllis Sandler and the father of Andrew Sandler.

      8.    (a)   Andrew Sandler is the majority member of ALSI, LLC.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153

            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.


                                  - 17 of 30 -

            (d)   No.

            (e)   No.

            (f)   Citizenship: United States.

                  ALSI, LLC is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign. Andrew Sandler is the son of Harvey Sandler and Phyllis Sandler.

      9.    (a)   Barry Rubenstein, a shareholder, President and director of
Infomedia.

            (b)   Address:
                        68 Wheatley Road
                        Brookville, New York 11545

            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   United States.

      Infomedia is a general partner of 21st Century, T-E and Foreign.

      10.   (a)   Barry Fingerhut, a shareholder, Executive Vice President and director of Infomedia.

            (b)   Address:
                        767 Fifth Avenue
                        New York, New York 10153

            (c)   Principal Occupation: Investment adviser.

            (d)   No.

            (e)   No.

            (f)   United States.

                  Infomedia is a general partner of 21st Century, T-E and Foreign.


                                  - 18 of 30 -

      11. (a) Irwin Lieber, a shareholder, Secretary and Treasurer and a director of Infomedia.

            (b)   Address:
                        767 Fifth Avenue
                        New York, New York 10153

            (c)   Principal Occupation: Investment adviser.

            (d)   No.

            (e)   No.

            (f)   United States.

      Infomedia is a general partner of 21st Century, T-E and Foreign.

      12.   (a)   Phyllis Sandler

            (b)   Address:
                        17663 Lake Estate Drive
                        Boca Raton, Florida 33496

            (c)   Principal Occupation: Investor

            (d)   No.

            (e)   No.

            (f)   Citizenship: United States

                  Phyllis Sandler is the wife of Harvey Sandler and the mother of Andrew Sandler.

ITEM 3.     Source and Amount of Funds or Other Consideration.

            The source of funds for the acquisition of the securities was the general working capital of the Partnerships, the general working capital of the various managed accounts, the general working capital of Sandler Associates and the working capital in the personal investment accounts of Harvey Sandler and Phyllis Sandler.

            The amount of funds used in acquiring the shares of Common Stock and the Warrants are set forth below:


                                  - 19 of 30 -

                                                        Number of
                                                        Shares and     Purchase
                                                         Warrants        Price
                                                        ----------    ----------
21st Century Communications Partners, L.P.                247,480     $1,995,308
21st Century Communications T-E Partners, L.P.             84,202        678,879
21st Century Communications Foreign Partners, L.P.         33,318        268,626
Accounts Managed by SCM                                   273,760      2,244,085
Sandler Associates                                        180,000      1,437,612
Harvey Sandler                                             56,000        480,313
Phyllis Sandler                                             7,000         63,000


ITEM 4.     Purpose of Transaction.

      The reporting persons acquired their securities for the purposes of investment.

      The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 5,528,881 shares of Common Stock outstanding as reported by the Issuer to the reporting persons as of October 6, 1997) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of October 8, 1997:


                                          Shares of         Percentage of Shares
                                        Common Stock          of Common Stock
                                      Beneficially Own       Beneficially Owned
                                              *                       *
Name

21st Century Communications                365,000(1)                6.6%
Partners, L.P.


--------

 *    Incudes shares of Common Stock issuable upon the exercise of the Warrants.

(1) Includes 247,480 shares of Common Stock owned by 21st Century. 21st Century disclaims beneficial ownership of 84,202 shares of Common Stock owned by T-E and 33,318 shares of Common Stock owned by Foreign.


                                  - 20 of 30 -

21st Century Communications T-E            365,000(2)                6.6%
Partners, L.P.
21st Century Communications Foreign        365,000(3)                6.6%
Partners, L.P.
Sandler Capital Management                 638,760(4,5)             11.5%
Michael J. Marocco                         818,760(5,6)             14.8%
John Kornreich                             818,760(5,6)             14.8%
Harvey Sandler                             881,760(5,6,7,9)         15.9%
Andrew Sandler                             818,760(5,6)             14.8%
Barry Rubenstein                           365,000(5,8)              6.6%
Barry Fingerhut                            365,000(5,8)              6.6%
Irwin Lieber                               365,000(5,8)              6.6%
Phyllis Sandler                             63,000(5,7,9)            1.1%

            (b) By virtue of being the general partner of SIP and the manager of certain accounts owning shares of Common Stock and Warrants with respect to which SCM exercises investment discretion, SCM may be deemed to have shared power to vote and to dispose of 638,760 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 11.5% of the outstanding Common Stock.

                  By virtue of being the sole shareholder of MJ DM Corp. and a general partner of Sandler Associates, Michael J. Marocco may be deemed to have shared power to vote and to dispose of 818,760 shares of Common Stock (which includes shares of Common Stock issuable

--------

(2) Includes 84,202 shares of Common Stock owned by T-E. T-E disclaims beneficial ownership of 247,480 shares of Common Stock owned by 21st Century and 33,318 shares of Common Stock owned by Foreign.

(3) Includes 33,318 shares of Common Stock owned by Foreign. Foreign disclaims beneficial ownership of 247,480 shares of Common Stock owned by 21st Century and 84,202 shares of Common Stock owned by T-E.

(4) Includes 247,480 shares of Common Stock owned by 21st Century, 84,202 shares of Common Stock owned by T-E and 33,318 shares of Common Stock owned by Foreign. SCM disclaims beneficial ownership of 260,000 shares of Common Stock and 13,760 shares of Common Stock issuable upon the exercise of the Warrants held in accounts managed by SCM.

(5) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.

(6) Includes 247,480 shares of Common Stock owned by 21st Century, 84,202 shares of Common Stock owned by T-E, 33,318 shares of Common Stock owned by Foreign and 180,000 shares of Common Stock owned by Sandler Associates. The reporting person disclaims beneficial ownership of 260,000 shares of Common Stock and 13,760 shares of Common Stock issuable upon the exercise of the Warrants held in accounts managed by SCM.

(7)   Includes 56,000 shares of Common Stock owned by Harvey Sandler.

(8) Includes 247,480 shares of Common Stock owned by 21st Century, 84,202 shares of Common Stock owned by T-E and 33,318 shares of Common Stock owned by Foreign.

(9)   Includes 7,000 shares of Common Stock owned by Phyllis Sandler.


                                  - 21 of 30 -
upon the exercise of the Warrants), representing approximately 14.8% of the outstanding Common Stock.

                  By virtue of being the sole shareholder of Four JK Corp. and a general partner of Sandler Associates, John Kornreich may be deemed to have shared power to vote and to dispose of 818,760 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 14.8% of the outstanding Common Stock.

                  By virtue of being the sole shareholder of ARH Corp. a general partner of Sandler Associates, and the husband of Phyllis Sandler, Harvey Sandler may be deemed to have shared power to vote and to dispose of 825,760 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 14.9% of the outstanding Common Stock. Harvey Sandler has sole power to vote and to dispose of 56,000 shares of Common Stock, representing approximately 1.0% of the outstanding Common Stock.

                  By virtue of being a majority member of ALSI, LLC and a general partner of Sandler Associates, Andrew Sandler may be deemed to have shared power to vote and to dispose of 818,760 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 14.8% of the outstanding Common Stock.

                  By virtue of being a shareholder, officer and director of Infomedia, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 365,000 shares of Common Stock, representing approximately 6.6% of the outstanding Common Stock.

                  By virtue of being a shareholder, officer and director of Infomedia, Irwin Lieber may be deemed to have shared power to vote and to dispose of 365,000 shares of Common Stock, representing approximately 6.6% of the outstanding Common Stock.

                  By virtue of being a shareholder, officer and director of Infomedia, Barry Fingerhut may be deemed to have shared power to vote and to dispose of 365,000 shares of Common Stock, representing approximately 6.6% of the outstanding Common Stock.

                  By virtue of being the wife of Harvey Sandler, Phyllis Sandler may be deemed to have shared power to vote and to dispose of 56,000 shares of Common Stock, representing approximately 1.0% of the outstanding Common Stock. Phyllis Sandler has sole power to vote and to dispose of 7,000 shares of Common Stock, representing approximately .1% of the outstanding Common Stock.

            (c) The following is a description of all transactions in the shares of Common Stock and the Warrants by the persons identified in Item 2 of this Schedule 13D effected from August 6, 1997 through October 8, 1997, inclusive:


                                  - 22 of 30 -

                                                Number of Shares
                                 Purchase or     of Common Stock     Purchase or
Name of Shareholder               Sale Date    Purchased or (Sold)   Sale Price
-------------------              -----------   -------------------   ----------

21st Century Communications
   Partners, L.P.                 10/06/97          247,480*          $8.0625

21st Century Communications
   T-E Partners, L.P.             10/06/97           84,202*          $8.0625

21st Century Communications
   Foreign Partners, L.P.         10/06/97           33,318*          $8.0625

Sandler Associates                 8/06/97           20,000           $7.766

                                  10/06/97          130,000*          $8.0625

Accounts Managed by
Sandler Capital Management         8/06/97           10,000           $7.766

                                  10/06/97          210,000*          $8.0625

Harvey Sandler                    10/06/97           25,000*          $8.0625

                                  10/07/97           17,000           $9.00

                                  10/07/97            4,000           $8.9375

                                  10/08/97           10,000           $9.00

Phyllis Sandler                   10/07/97            4,000           $9.00

                                  10/08/97            3,000           $9.00


            * The shares of Common Stock were purchased from the Issuer on October 6, 1997.

            All other purchases of Common Stock were effected in open market transactions on the American Stock Exchange.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e)   Not applicable.


                                  - 23 of 30 -

ITEM 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer

            (a) 21st Century is a limited partnership established and governed by Delaware law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by 21st Century is vested in its general partners SIP and Infomedia. The limited partners have no voting or investment power over the shares of Common Stock held by 21st Century.

            (b) T-E is a limited partnership established and governed by Delaware law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by 21st Century is vested in its general partners - SIP and Infomedia. The limited partners have no voting or investment power over the shares of Common Stock held by T-E.

            (c) Foreign is a limited partnership established and governed by Delaware law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Foreign is vested in its general partners - SIP and Infomedia. The limited partners have no voting or investment power over the shares of Common Stock held by Foreign.

            (d) Except for the circumstances discussed or referred to in paragraphs (a) through (c) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7.    Material to be filed as Exhibits.

           Exhibit 7.01 Agreement, dated October 15, 1997, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).


                                  - 24 of 30 -

                                    Signature

            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct. Date: October 15, 1997

                       21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                       By: Sandler Investment Partners, L.P., general partner
                           By: Sandler Capital Management, general partner
                               By: ARH Corp., general partner


                                   By: s/ Edward Grinacoff
                                       --------------------------------------
                                       Name: Edward Grinacoff
                                       Title: Secretary and Treasurer


                       21ST CENTURY COMMUNICATIONS T-E PARTNERS,
                       L.P.

                       By: Sandler Investment Partners, L.P., general partner
                           By: Sandler Capital Management, general partner
                               By: ARH Corp., general partner


                                   By: s/ Edward Grinacoff
                                       --------------------------------------
                                       Name: Edward Grinacoff
                                       Title: Secretary and Treasurer


                       21ST CENTURY COMMUNICATIONS FOREIGN
                       PARTNERS, L.P.

                       By: Sandler Investment Partners, L.P., general partner
                           By: Sandler Capital Management, general partner
                               By: ARH Corp., general partner


                                    By: s/ Edward Grinacoff
                                       --------------------------------------
                                        Name: Edward Grinacoff
                                        Title:   Secretary and Treasurer

                                  - 25 of 30 -
                                               s/ Michael J. Marocco
                                       --------------------------------------
                                               Michael J. Marocco


                                               s/ John Kornreich
                                       --------------------------------------
                                               John Kornreich


                                               s/ Harvey Sandler
                                       --------------------------------------
                                               Harvey Sandler


                                               s/ Andrew Sandler
                                       --------------------------------------
                                               Andrew Sandler


                                               s/ Barry Rubenstein
                                       --------------------------------------
                                               Barry Rubenstein


                                               s/ Irwin Lieber
                                       --------------------------------------
                                               Irwin Lieber


                                               s/ Barry Fingerhut
                                       --------------------------------------
                                               Barry Fingerhut


                                  - 26 of 30 -

                                          SANDLER CAPITAL MANAGEMENT

                                          By: ARH Corp.

                                              By: s/ Edward Grinacoff
                                                  ---------------------------
                                                  Name: Edward Grinacoff
                                                  Title: Secretary and Treasurer



                                                  s/ Phyllis Sandler
                                                  ---------------------------
                                                  Phyllis Sandler


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 27 of 30 -

Exhibit 7.01

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Price Communications Corporation and that this Agreement be included as an Exhibit to such joint filing.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 15th day of October, 1997.

                      21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                      By: Sandler Investment Partners, L.P., general partner
                          By: Sandler Capital Management, general partner
                              By: ARH Corp., general partner

                                  By: s/ Edward Grinacoff
                                      ------------------------------------------
                                      Name:  Edward Grinacoff
                                      Title:  Secretary and Treasurer


                      21ST CENTURY COMMUNICATIONS T-E PARTNERS,
                      L.P.

                      By: Sandler Investment Partners, L.P., general partner
                          By: Sandler Capital Management, general partner
                              By: ARH Corp., general partner

                                  By: s/ Edward Grinacoff
                                      ------------------------------------------
                                      Name:  Edward Grinacoff
                                      Title:  Secretary and Treasurer


                      21ST CENTURY COMMUNICATIONS FOREIGN
                      PARTNERS, L.P.

                      By: Sandler Investment Partners, L.P., general partner
                          By: Sandler Capital Management, general partner
                              By: ARH Corp., general partner

                                  By: s/Edward Grinacoff
                                      ------------------------------------------
                                      Name:  Edward Grinacoff
                                      Title:  Secretary and Treasurer


                                  - 28 of 30 -
                                                s/ Michael J. Marocco
                                       --------------------------------------
                                                Michael J. Marocco


                                                s/ John Kornreich
                                       --------------------------------------
                                                John Kornreich


                                                s/ Harvey Sandler
                                       --------------------------------------
                                                Harvey Sandler


                                                s/ Andrew Sandler
                                       --------------------------------------
                                                Andrew Sandler


                                                s/ Barry Rubenstein
                                       --------------------------------------
                                                Barry Rubenstein


                                                s/ Irwin Lieber
                                       --------------------------------------
                                                Irwin Lieber


                                                s/ Barry Fingerhut
                                       --------------------------------------
                                                Barry Fingerhut


                                   - 29 of 30

                                 SANDLER CAPITAL MANAGEMENT

                                 By: ARH Corp.

                                     By: s/ Edward Grinacoff
                                         --------------------------------------
                                         Name:  Edward Grinacoff
                                         Title:  Secretary and Treasurer


                                         s/ Phyllis Sandler
                                         --------------------------------------
                                         Phyllis Sandler

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   - 30 of 30